

August 1, 2022

Javier Selgas
Chief Executive Officer
Freight Technologies, Inc.
2001 Timberloch Place, Suite 500
The Woodlands, TX 77380

      Re: Freight Technologies, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed April 29, 2022
          File No. 001-38172

Dear Mr. Selgas:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services